Exhibit 1

GENTIUM S.p.A.

QUARTERLY REPORT

For the period ended June 30, 2012

GENTIUM S.p.A.

QUARTERLY REPORT, JUNE 30, 2011

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this report, including matters discussed under the caption “Operating and Financial Review and Prospects,” may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, or the Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, market price of our securities, or achievements to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify such forward-looking statements. Specifically, the risks and uncertainties that could affect the development of defibrotide include risks associated with preclinical and clinical developments in the biopharmaceutical industry in general, and with defibrotide in particular, including, without limitation, the potential failure of defibrotide to prove safe and effective for treatment and prevention of hepatic veno-occlusive disease (VOD) in adults and children undergoing haematopoietic stem cell transplantation, that Gentium may not receive an opinion regarding approval of defibrotide from the European Medicines Agency’s Committee for Medicinal Products for Human Use (CHMP), that the CHMP may request additional information from Gentium regarding defibrotide, that Gentium may not receive a positive opinion from the CHMP. Our actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, those discussed under the caption “Operating and Financial Review and Prospects,” and elsewhere in this report, as well as factors which may be identified from time to time in our Form 20-F or other filings with the Securities and Exchange Commission, or in the documents where such forward-looking statements appear. All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by these cautionary statements. Such forward-looking statements include, but are not limited to, those relating to:

•	our expectations for increases or decreases in expenses;

•	our expectations for the development, manufacturing, and approval of defibrotide or any other products we may acquire or in-license;

•	our expectations for incurring additional capital expenditures to expand our research and development capabilities;

•	our expectations for becoming profitable on a sustained basis;

•	our expectations or ability to enter into marketing and other partnership agreements;

•	our expectations or ability to enter into product acquisition and in-licensing transactions;

•	our estimates of the sufficiency of our existing cash and cash equivalents and investments to finance our operating and capital requirements;

•	our intention to seek additional financing in order to provide funding to continue as a going concern;

•	our expectations or ability to meet the continued listing requirements of the NASDAQ Global Market;

•	our expected losses; and

•	our expectations for future capital requirements.

The forward-looking statements contained in this report reflect our views and assumptions only as of the date of this report. Except as required by applicable laws, we assume no responsibility for updating any forward-looking statements.

PART 1. UNAUDITED FINANCIAL INFORMATION

GENTIUM S.p.A.

Condensed Consolidated Balance Sheets

(Amounts in thousands except share and per share data)

	December 31, 2011	June 30, 2012 (unaudited)
ASSETS
Cash and cash equivalents	€9,990	€10,322
Accounts receivable net of allowance of €27 and nil as of December 31, 2011 and June 30, 2012, respectively	5,128	5,928
Accounts receivable from related parties, net of allowance of €850 as of December 31, 2011 and June 30, 2012	286	165
Inventories, net of allowance of €789 and €158 as of December 31, 2011 and June 30, 2012, respectively	2,946	3,676
Prepaid expenses and other current assets	488	468
Total Current Assets	18,838	20,559

Property, manufacturing facility and equipment, net	8,508	8,088
Intangible assets, net of amortization	42	37
Other non-current assets	24	167
Total Assets	€27,412	€28,851

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	€5,089	€5,602
Accounts payable to related parties	290	62
Accrued expenses and other current liabilities	1,131	1,685
Income tax payable	579	890
Deferred revenues	494	-
Current portion of capital lease obligations	21	-
Current maturities of long-term debt	504	480
Total Current Liabilities	8,108	8,719

Long-term debt, net of current maturities	1,545	1,309
Termination indemnities	376	385
Total Liabilities	10,029	10,413

Share capital (no par value; 19,656,317 shares authorized as of December 31, 2011 and June 30, 2012; 14,969,150 and 15,018,483 shares issued and outstanding at December 31, 2011 and June 30, 2012, respectively)	110,228	111,373
Accumulated deficit	(92,845)	(92,935)
Total Shareholders' Equity	17,383	18,438
Total Liabilities and Shareholders’ Equity	€27,412	€28,851

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.

Condensed Consolidated Statements of Operations

(Unaudited, amounts in thousands except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Revenues:
API product sales	€1,333	€1,607	€2,564	€2,327
NPP product sales	4,373	6,418	8,232	11,350
Total product sales	5,706	8,025	10,796	13,677
Other revenues	14	44	18	48
Other revenues from related party	1,001	443	1,956	443
Total revenues	6,721	8,512	12,770	14,168

Operating costs and expenses:
Cost of goods sold	1,859	1,459	2,752	2,284
Research and development	1,434	2,838	2,659	5,012
General and administrative	1,421	1,623	2,972	3,428
Sales and Marketing	532	1,489	778	2,696
Charges from related parties	76	54	126	106
Depreciation and amortization	201	252	400	498
	5,523	7,715	9,687	14,024
Operating income	1,198	797	3,083	144

Foreign currency exchange gain/(loss), net	(9)	62	(63)	5
Interest income/(expense), net	(39)	34	(58)	74
Income before income tax expense	1,150	893	2,962	223

Income tax expense	(177)	(74)	(288)	(312)
Net Income/(Loss)	€973	€819	€2,674	€(89)

Shares used in calculation of earnings per share: Basic
Diluted	14,966,317	15,018,345	14,961,428	15,004,081
	15,727,077	15,676,953	15,662,601	15,004,081
Earnings per share:
Basic	0.07	0.05	0.18	(0.01)
Diluted	0.06	0.05	0.17	(0.01)

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.

Condensed Consolidated Statements of Cash Flows

(Unaudited, amounts in thousands)

	Six Months Ended June 30,
	2011	2012

Cash Flows From Operating Activities:
Net Income/(Loss)	€2,674	€(89)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Unrealized foreign exchange loss	72	30
Depreciation and amortization	622	723
Stock-based compensation	933	958
Release of inventory allowance	(31)	(630)
Deferred revenues	(1,396)	(494)
Provisions for income taxes	288	311
Changes in operating assets and liabilities:
Accounts receivable	(743)	(951)
Inventories	(676)	(100)
Prepaid expenses and other current and noncurrent assets	85	(122)
Accounts payable, accrued expenses and termination indemnities	192	1,074
Net cash provided by operating activities	2,020	710

Cash Flows From Investing Activities:
Purchase of equipment and furniture	(601)	(263)
Proceeds from sale of marketable securities	263	-
Net cash used in investing activities	(338)	(263)

Cash Flows From Financing Activities:
Proceeds from stock options exercise	64	185
Repayment of long-term debt	(498)	(260)
Principal payments of capital lease obligations	(34)	(21)
Net cash used in financing activities	(468)	(96)

Increase in cash and cash equivalents	1,214	351
Effect of exchange rate on cash and cash equivalents	(120)	(19)
Cash and cash equivalents, beginning of period	8,742	9,990
Cash and cash equivalents, end of period	€9,836	€10,322

Supplemental disclosure of cash flow information:
Cash paid for interest	32	26
Cash paid for income taxes	374	-
Supplemental disclosure of non cash investing and financing activities:
Offset non cash assets and liabilities with FinSirton S.p.A (now F3F S.p.A.).	-	275

The accompanying notes are an integral part of these consolidated financial statements.

GENTIUM S.p.A.

Notes To Unaudited Consolidated Financial Statements

 (Amounts in thousands)

1.     BUSINESS AND BASIS OF PRESENTATION

 Basis of Presentation:     Gentium S.p.A. (“Gentium,” the “Company,” “we,” or “our”) is a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single-stranded and double-stranded DNA extracted from pig intestines. Our development of defibrotide has been focused on the treatment and prevention of a disease called hepatic veno occlusive, or VOD, a condition that occurs when veins in the liver are blocked as a result of certain cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation. Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

Defibrotide has been given “orphan” status by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, and the Korean Food and Drug Administration, or KFDA, which means that we will have limited market exclusivity upon regulatory approval.

Defibrotide has also been granted “fast-track product” designation by the FDA for the treatment of severe VOD prior to stem cell transplantation. Currently, to the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease. While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approval basis under a treatment investigational new drug, or IND, protocol, which we call our cost recovery program, in the U.S., and through a named-patient program, or NPP, throughout the rest of the world.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.

On May 10, 2011, we announced the filing of our marketing authorization application, or MAA, for defibrotide for the treatment and prevention of hepatic VOD in adults and children, with the EMA under a centralized procedure. As part of the application review process, we have recently been asked to provide Oral Explanations to the EMA’s Committee for Medicinal Products for Human Use, or CHMP. We expect the CHMP to issue a final opinion with respect to our MAA for defibrotide in the fourth quarter of 2012.

On July 6, 2011, we announced the filing of our new drug application, or NDA, with the FDA for defibrotide for the treatment of hepatic VOD in adults and children undergoing hematopoietic stem-cell transplantation. On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have begun implementing a remediation plan, which includes an analysis of the issues raised by the FDA, and the engagement of contract research organizations, or CROs, and several outside consultants to assist us in addressing the issues raised by the FDA. Currently, we are working with these CROs and consultants to conduct additional quality reviews of the original datasets and databases.

We continue to work on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate, Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to use defibrotide for both the treatment and prevention of VOD in North America, Central America and South America (collectively, the “Americas”). We have entered into a supply and distribution agreement with IDIS Limited, whereby IDIS agreed to be the exclusive supplier of defibrotide on a named-patient supply basis in certain European countries and in certain territories in other parts of the world. We have also entered into license and/or supply and distribution agreements with specialized regional partners for the distribution of defibrotide on a named-patient supply basis in the following territories: Turkey, Israel, the Palestinian Authority, Australia, New Zealand, Sweden, Denmark, Norway, Iceland, Finland, Latvia, Lithuania and Estonia; and some of these partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any.

In accordance with our overall strategy, we have appointed our commercial leadership team, which is currently responsible for, among other things, market research and pharmacoeconomics analysis, and will be responsible for marketing defibrotide in the major European countries upon regulatory approval, if any. In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as the headquarters for our commercial operations.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, or APIs, such as the defibrotide compound, urokinase and sulglicotide. These APIs are subsequently used to make the finished forms of various drugs. With respect to defibrotide, we have contracted with Patheon S.p.A. to process the defibrotide compound into its finished form, defibrotide, at Patheon’s manufacturing facility. We believe that we are the sole worldwide producer of defibrotide. Our operating assets are located in Italy.

The accompanying unaudited consolidated financial statements as of June 30, 2012 and for the three and six months ended June 30, 2012 and 2011 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. These consolidated financial statements are denominated in the currency of the European Union (the Euro or €). Unless otherwise indicated, all amounts are reported in thousands of Euro or U.S. dollars, except share and per share data.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation: Our consolidated financial statements reflect the financials of the Company and its wholly-owned subsidiary, Gentium GmbH. All intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles, or GAAP, requires management to make judgments, estimates and assumptions that may affect the reported amounts of assets and liabilities, and related disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions.

In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments, consisting of only normal recurring accruals necessary for a fair statement of our financial position, results of operations, and cash flows. The information included in this form should be read in conjunction with our consolidated financial statements and the accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2011. Our accounting policies are described in the Notes to the Consolidated Financial Statements in our 2011 Annual Report on Form 20-F and updated, as necessary, in this Form 6-K. The year-end balance sheet data presented for comparative purposes was derived from audited consolidated financial statements, but this Form 6-K does not contain all disclosures required by U.S. GAAP. The results of operations for the six months ended June 30, 2012 are not necessarily indicative of the operating results for the full year or for any other subsequent interim period.

Segment information: The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities with respect to any of its products or product candidates. The Company’s chief operating decision makers review the profits and losses and manage the operations of the Company on an aggregate basis. Accordingly, the Company operates in one segment, which is the biopharmaceutical industry.

Cash and Cash Equivalents:  Cash and cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less.

Concentration of Credit Risk and Other Risks and Uncertainties: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. The Company limits its investments to short-term low risk instruments. Trade receivables from one foreign customer are guaranteed by a letter of credit from a primary bank institution. The Company is exposed to credit risk with respect to its trade accounts receivable from sales of defibrotide through its named-patient and cost recovery programs, which are typically unsecured. As of June 30, 2012, our top two customers accounted for approximately 35% and 12% of our accounts receivable, respectively. As of December 31, 2011, our top two customers accounted for approximately 49% and 18% of our accounts receivable, respectively. We are exposed to risks associated with foreign currency transactions in which we use U.S. Dollars to make contract payments denominated in euros and vice versa. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be affected. We currently do not utilize forward exchange contracts or any type of hedging instruments to hedge foreign exchange risk, as we believe our overall exposure is relatively limited. For the six-month period ended June 30, 2012, our top three customers accounted for 47%, 11% and 9% of our product sales, respectively. For the six-month period ended June 30, 2011, our top three customers accounted for 55%, 17% and 13% of our product sales, respectively.

The Company is subject to a number of risks common in the biotechnology industry including, but not limited to successfully obtaining regulatory approval for defibrotide, the uncertainty as to whether defibrotide will become a successful commercial product, its ability to generate projected revenue through its named-patient and cost recovery programs, its dependence on corporate partners and key personnel, protection of proprietary technology, compliance with FDA and other governmental regulations and approval requirements, its ability to obtain financing, if necessary, and potential changes in the health care industry.

Accounts receivable: Accounts receivable are primarily comprised of amounts due from our wholesale distributors and pharmaceutical companies. Accounts receivable are recorded net of allowances for distributors’ fees where we are not invoiced directly and doubtful accounts. Estimates for distributors’ fees are based on contractual terms. Estimates for our allowance for doubtful accounts are determined based on existing contractual payment terms, historical payment patterns of our customers and individual customer circumstances. Amounts determined to be uncollectible are charged or written-off against the reserve.

Inventories:    Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs. Inventories are stated at the lower of cost or market, with cost determined on an average cost basis, which approximates the first-in-first-out method. Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses. Since signing the agreements associated with the named-patient and cost recovery programs, we capitalized the subsequent costs of manufacturing defibrotide as inventory, including costs to convert existing active pharmaceutical ingredients to ampoules and vials and costs to package and label previously manufactured inventory, which costs had previously been expensed as research and development expenses. Until we sell the inventory, the carrying values of our inventories and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

The Company periodically reviews its inventories and items that are considered outdated or obsolete which are reduced to their estimated net realizable values. The Company estimates reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecasted product demand. If an estimate of future product demand suggests that inventory levels will become obsolete, then inventories are reduced to their estimated net realizable values. We also review our inventory for quality assurance and quality control issues identified in the manufacturing process and determine whether a write-down is necessary.

We expense costs relating to the production of clinical products, which are not expected to be sold through the named-patient and cost recovery programs, as research and development expenses in the period incurred, and will continue to do so until we receive an approval letter from the FDA or EMA for a new product or product configuration. Upon receipt of an approval letter from the FDA or EMA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Property, Manufacturing Facility and Equipment:    Property and equipment are carried at cost, subject to review for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The cost of normal, recurring, or periodic repairs and maintenance activities related to property and equipment are expensed as incurred, and the cost for major expenditures for additions and improvements are capitalized if they extend the useful life or capacity of the asset.

The cost of our property, manufacturing facility and equipment also includes a proportionate share of the Company’s financing costs. The amount of interest cost to be capitalized for qualifying assets is that portion of the interest cost incurred during the assets’ acquisition period that could have been avoided if expenditures for the assets had not been made. Capitalized interest expense is amortized over the same life as the underlying constructed asset.

We depreciate or amortize the cost of our property and equipment using the straight-line method over the estimated useful life of the respective assets, which are summarized as follows:

Asset Category	Useful Lives
Land	Not depreciated
Buildings	20 years
Plant and Machinery	10 to 15 years
Industrial Equipment	10 years
Furniture and Fixtures	5 to 10 years
Leasehold Improvements	Lesser of the useful life or the term of the respective lease
Internally Developed Software	15 years

When we dispose of property, plant and equipment, we remove the associated cost and accumulated depreciation from the related accounts on our consolidated balance sheet and include any resulting gain or loss in our consolidated statement of operations.

Computer Software: We capitalize costs of computer software obtained for internal use. Such costs are included in property, manufacturing facility and equipment and amortized over the estimated useful life of the software.

Intangibles:  Intangible assets are stated at cost and amortized on a straight-line basis over the expected useful life of such assets, which is estimated to be five to ten years for licenses and trademarks.

Impairment of Long-lived Assets, including Intangibles: The Company’s long-lived assets consist primarily of property and equipment. The Company evaluates its ability to recover the carrying values of long-lived assets used in its business, considering changes in the business environment or other facts and circumstances that suggest the value of such assets may be impaired. If this evaluation indicates the carrying value will not be recoverable, based on the undiscounted expected future cash flows estimated to be generated by these assets, the Company reduces the carrying amount to the estimated fair value.

Revenue Recognition:   We recognize revenues when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the customer is fixed or determinable and collectability is reasonably assured. Revenues from product sales are recognized upon delivery, when title and risk of loss have passed to the customer. Product revenues are recorded net of applicable reserves for discounts, distributors’ fees and allowances.

Items deducted from Total Product Sales:

•	Distributor fees: We have entered into an agreement with distributors to manage defibrotide as an investigational drug on a named-patient and cost recovery basis. We recognize a fee to distributors based on a contractually determined fixed percentage of sales. These fees are recorded at the time of the sale and offset against product sales and are typically paid within 60 days after the issuance of a sales report. Distributor fees are recorded as accrued expenses and other current liabilities on our balance sheets.

•	Cash discounts: We may offer a price discount to a customer if a minimum number of purchase quantities are purchased in a calendar year. We establish a reserve based on estimates of the amounts earned or to be claimed on the related sales, which is classified as accrued expenses and other current liabilities on our balance sheets, and as a reduction of product sales.

•	Product returns: We do not provide our customers with a general right of product return, although we do permit returns if the product is damaged or defective when received by the customer.

Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective selling prices, and the applicable revenue recognition criteria are applied to each separate unit. Revenue from collaborative arrangements generally includes manufacturing fee arrangements if the research and development efforts ever reach the commercialization phase.

Revenue from non-refundable up-front license fees and milestone payments is recognized as performance occurs and our obligations are completed. In accordance with the specific terms of the Company’s obligations under these arrangements, revenue is recognized as the obligation is fulfilled or ratably over the development or manufacturing period. Revenue associated with substantive at-risk milestones is recognized based upon the achievement of the milestones as defined in the respective agreements. Revenue from the reimbursement of research costs under collaborative arrangements is recognized as the related research and development costs are incurred, as provided under the terms of these arrangements.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned on the balance sheets. Costs incurred by the Company for shipping and handling are included in cost of goods sold.

Research and Development:    Research and development expenditures are charged to operations as incurred. Research and development expenses consist of costs incurred for proprietary and collaborative research and development, including activities such as product registration and investigator-sponsored trials. Research and development expenses include salaries, benefits and other personnel related costs, clinical trial and related clinical manufacturing expenses, fees paid to CROs, contract and other outside service fees, employee stock-based compensation expenses and allocated facility and overhead costs, offset by research and development tax credits due from the Italian Tax Authorities. Payments we make for research and development services prior to the services being rendered are recorded as prepaid assets on our consolidated balance sheets and are expensed as the services are provided.

Clinical Trial Accruals:     The Company accounts for the costs of clinical studies conducted by CROs based on the estimated costs and contractual progress over the life of the individual study. These costs can be a significant component of research and development expenses.

Income Taxes:     The Company uses the liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial statements carrying amounts and the respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which the temporary differences are expected to be recovered or settled. We evaluate the ability to realize our deferred tax assets and establish a valuation allowance when it is more likely than not that all or a portion of deferred tax assets will not be realized. We account for uncertain tax positions using a “more-likely-than-not” threshold for recognizing and resolving uncertain tax positions. We evaluate uncertain tax positions and consider various factors, including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity and changes in facts or circumstances related to a tax position.

Foreign currency transactions:     The functional currency of the Company’s foreign subsidiary is the Euro and, therefore, there are no translation adjustments in the consolidated financial statements. However, net realized and unrealized gains and losses resulting from foreign currency transactions that are denominated in a currency other than the Company’s functional currency, the Euro, are included in the statements of operations.

Share-Based Compensation:     The Company has always recognized stock-based compensation at fair value. Compensation expenses for awards that are ultimately expected to vest are recognized as expenses on a straight-line basis over the requisite service period of the equity compensation award, which is generally the vesting period.

Historically, the fair value of all option grants was estimated on the grant date using the Black-Scholes option-pricing model. For all stock options granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option and the exchange rate between the euro and the dollar. For these reasons, the Company believes that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

Fair Value of Financial Instruments:    The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, other current assets, accounts payable and accrued expenses approximate fair values due to the short-term maturities of these instruments. Marketable securities are carried at the market price.

Earnings Per Share:   Basic net earnings per share is based upon the weighted-average number of common shares outstanding and excludes the effect of dilutive common stock issuable from stock options and warrants. In computing diluted earnings per share, only potential common shares that are dilutive, or those that reduce earnings per share, are included. The issuance of common stock from stock options and warrants is not assumed if the result is anti-dilutive, such as when a loss is reported.

3.    RELATED PARTIES

Historically, the Company had significant relationships with two privately owned Italian companies: FinSirton S.p.A. (now F3F S.p.A.) and its wholly owned subsidiary, Sirton Pharmaceuticals S.p.A. (now Vifarma S.p.A.). FinSirton, (now F3F S.p.A.), the parent company of several businesses, remains one of the Company’s largest shareholders (with approximately 17.04% ownership at June 30, 2012) and was originally the Company’s sole shareholder. The Company’s former Chief Executive Officer and Chairperson, Dr. Laura Ferro, may be deemed to control FinSirton S.p.A. (now F3F S.p.A.). In addition, Dr. Ferro previously served as a member of Sirton’s (now Vifarma’s) Board of Directors.

In 2010, Sirton (now Vifarma S.p.A.) was put into liquidation and, on June 28, 2010, Sirton was admitted by the Court of Como to a composition with creditors’ proceeding ("concordato preventivo"). The composition with creditors was approved on February 3, 2011. At that time, Sirton’s (now Vifarma S.p.A.) assets were acquired by a third party, as approved by the Court of Como. A liquidator has been appointed to manage the liquidation process and the distribution of proceeds received from the sale of Sirton’s (now Vifarma S.p.A.) assets to Sirton’s (now Vifarma S.p.A.) creditors. Although the distribution allocation has not yet been finalized, we understand that the liquidator may propose to satisfy the amounts due to secured creditors in full, with a payout distribution of 18.26% to all unsecured creditors. Our net exposure to Sirton (now Vifarma S.p.A.) at the date of the admission to the composition with creditors (June 28, 2010) was €850. If the preliminary indication from the liquidator is confirmed we may collect 18.26% or €155 of the receivables outstanding on the date of the admission to the composition with creditors (June 28, 2010) which amounts to €850 thousand. Due to the uncertainty of the final distribution to creditors from the sales of Sirton’s (now Vifarma S.p.A.) assets, we established an allowance for doubtful accounts of €850, which represents our exposure against Sirton (now Vifarma S.p.A.).

The Company had a lease agreement with Sirton (now Vifarma S.p.A.) that expired on December 31, 2010, but was renewed for an additional six-year term. In connection with Sirton’s (now Vifarma S.p.A.) liquidation proceeding, the lease agreement with Sirton (now Vifarma S.p.A.) along with the premises to which such lease pertains, were transferred to an unrelated third party that has also acquired the rights to Sirton’s (now Vifarma S.p.A.) name.

We had two commercial leases with FinSirton (now F3F S.p.A.). The first lease contract was entered into 2005. The area leased was approximately 1,750 square meters in size for offices, laboratories and storage facilities. The contract provided for an annual fee of €156 thousand which was updated each year on the basis of the variation of the cost of living index. The second lease contract was entered into 2007. The area leased was approximately 600 square meters in size for offices, manufacturing, laboratories and storage facilities. The contract provided for an annual fee of €30 thousand which is updated each year on the basis of variation of the cost of living index. In July 2009, the agreement was amended to reduce space rented and the annual fee was decreased to €15 thousand.

These two leases were terminated on December 31, 2011 and, as of January 1, 2012, we entered into a new commercial lease with FinSirton (now F3F S.p.A.). The area leased is approximately 4,800 square meters in size and is used for offices, manufacturing, laboratories and storage facilities. The lease provides for an annual fee of €185 thousand for the initial six-year term, which may be adjusted annually based on the cost of living index, and, in the event that we exercise our six-year renewal option, €215 thousand on an annual basis, subject to cost of living adjustments.

Expenses under these operating leases for the six-month period ended June 30, 2011 and June 30, 2012 amounted to €93 and €92, respectively.

For the three- and six-month periods ended June 30, 2011 and 2012, the Company had the following transactions with FinSirton (now F3F S.p.A.) and Sirton (now Vifarma S.p.A):

	Three-month period ended June 30,		Six-month period ended June 30,
	2011	2012	2011	2012
Expenses
Charges from related parties	76	54	126	106
Total	€76	€54	€126	€106

As of December 31, 2011 and June 30, 2012, the Company had balances with FinSirton (now F3F S.p.A.) and Sirton (now Vifarma S.p.A.). In 2011 and 2012, transactions with the new Sirton Pharmaceuticals S.p.A were not classified as transactions with a related party since the new Sirton Pharmaceuticals S.p.A. is no longer a related party of the Company given the change of ownership.

The Company is a party to a License and Supply Agreement with Sigma-Tau Pharmaceuticals, Inc., an affiliate of Sigma-Tau Finanziaria S.p.A., pursuant to which we have licensed the right to market defibrotide to treat and prevent VOD in North America, Central America and South America to Sigma-Tau Pharmaceuticals, Inc., and pursuant to which Sigma-Tau Pharmaceuticals, Inc. has agreed to purchase defibrotide from us for this use. In connection with this License and Supply Agreement, Sigma-Tau Pharmaceuticals, Inc. has agreed to reimburse us fifty percent of certain costs toward the development of defibrotide. Dr. Marco Brughera, who holds various senior-level positions within the Sigma-Tau Group, serves as a member of our Board of Directors. The balance of any reimbursements owed to us by Sigma-Tau Pharmaceuticals, Inc. was classified as accounts receivable from related parties in the accompanying consolidated financial statements. See Note 4 for further discussion of our relationship with Sigma-Tau.

	December 31, 2011	June 30, 2012
Accounts Receivable – Sirton/(Vifarma)	€850	€850
Accounts Receivable – FinSirton/(F3F)	256	9
Accounts Receivable from Sigma-Tau	30	156
Allowance for doubtful accounts	(850)	(850)
Accounts Receivable, net	286	165

Accounts Payable – Sirton/(Vifarma)	5	5
Accounts Payable – FinSirton/(F3F)	285	57
	290	62

The accounting policies applied in transactions with our affiliates are consistent with those policies applied in transactions with independent third parties and all related party agreements are negotiated on an arm’s length basis.

4.      COLLABORATIVE ARRANGEMENTS

In December 2001, the Company entered into a license and supply agreement with Sigma-Tau Pharmaceuticals, Inc. (as assignee of Sigma-Tau Industrie Farmaceutiche Riunite S.p.A., hereinafter referred to as “Sigma-Tau”). Under the agreement, Sigma-Tau obtained exclusive rights to distribute, market and sell defibrotide to treat VOD in the United States. This license expires 8 years after the Company’s launch of the product. In 2005, the Company expanded Sigma-Tau’s current license territory to the Americas. In January 2010, the Company amended its existing license and supply agreement to encompass a license to Sigma-Tau for the intravenous formulation of defibrotide for the prevention of VOD in the Americas and to transfer the NDA post-approval in the United States. Pursuant to the amended terms, Gentium received an initial payment of $7,000 and will receive an additional payment of $6,000 following approval from the FDA to market defibrotide in the U.S. and a further $2,000 following the transfer of the approved NDA to Sigma-Tau.

The agreement also envisages that the Company will produce and supply defibrotide to Sigma-Tau for marketing and distribution in the United States if and when the drug is approved by the FDA. Gentium will receive a 7% royalty on net sales and a supply margin equal to the greater of 31% of net sales of defibrotide or €.050 per unit in the Americas. Gentium will reimburse $1,000 of the costs reimbursed by Sigma-Tau from its future royalty payments due to Gentium under the License and Supply Agreement.

If the Company unilaterally discontinues the development of defibrotide to treat VOD (after written notice to Sigma-Tau) and, within 36 months of the discontinuation, resumes the development of defibrotide, substantially availing itself of the stages previously completed, either independently or with a third party, then the Company will be required to promptly reimburse Sigma-Tau for the amounts received. The Company has no intention of discontinuing the development of the product.

If, during the drug development stage the Company realizes that the activities required to bring the product to completion will necessitate a material increase in expenditures, the parties will discuss the increased costs and possible revisions to the terms of the agreement; if the parties are unable to mutually agree on such revisions, either party can terminate the agreement. If the Company or Sigma-Tau terminates the agreement for that reason and the Company then resumes development within 36 months of the termination, substantially availing itself of the stages previously completed, either independently or with a third party, the Company will be required to promptly reimburse Sigma-Tau for the amounts received.

On October 12, 2007, the Company and Sigma-Tau entered into a cost sharing agreement to address the need for additional funding in accordance with the original license and supply agreement. Under this agreement, Sigma-Tau will reimburse the Company for 50% of certain costs incurred in connection with the Company’s ongoing Phase III clinical trial of defibrotide to treat severe VOD. We recognize the reimbursement of research and development expenses as revenue when we incur the costs subject to reimbursement.

The following table outlines the nature and amount of other revenue recognized under the cost sharing and license agreements in the accompanying consolidated financial statements.

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Research and development cost reimbursement	€149	€443	€252	€443
Upfront payments recognized ratably	852	-	1,704	-
Total	€1,001	€443	€1,956	€443

5.    INVENTORIES

The Company’s inventories consisted of:

	December 31, 2011	June 30, 2012
Raw materials	€271	€351
Semi-finished goods	979	382
Finished goods	1,696	2,943
Total	€2,946	€3,676

As of December 31, 2011 and June 30, 2012, the reserves for obsolescence were €789 and €158, respectively. As of June 30, 2012, we released the reserve for obsolescence for €0.63 million, due to the sales of heparin sodium, which as of December 31, 2011 was written down as there were some doubts about the Company’s ability to recover costs incurred to manufacture such product.

The increase in finished goods is mainly attributable to the time difference between manufacturing the sulglicotide API and purchase orders for such product. We expect to sell and deliver sulglicotide sitting in our inventory by the end of the year.

Prior to signing the named-patient and cost recovery program agreements, all costs associated with the production of defibrotide were expensed as research and development expenses. As of December 31, 2011 and June 30, 2012, inventory included €487 and €287, respectively, for defibrotide commercial batches classified as finished goods, which are expected to be sold through the named-patient and cost recovery programs.

6.    PREPAID EXPENSES AND OTHER CURRENT ASSETS

The Company’s prepaid expenses and other current assets consisted of the following:

	December 31, 2011	June 30, 2012
VAT receivables	€111	€49
Other prepaid expenses and current assets	377	419
Total prepaid expenses and current assets	€488	€468

The value added tax (VAT) receivables represent the tax on the value of consumption. VAT has no effect on the Company’s operating results, as payments and receipts are allowed to be netted against each other in periodic filings with the tax authorities. The VAT payment system is a “custodial” relationship. VAT liabilities are generated when the Company invoices customers, including the VAT amount, and VAT receivables are created when the Company purchases goods and services subject to VAT. The decrease in VAT receivables is due to the utilization of €100 to offset the payment of an equivalent amount of social charges and withholding taxes and, €38 as an increase in VAT receivables which may be claimed back to offset an equivalent amount of social security charges and withholding tax.

Other prepaid expenses and current assets refer mainly to advances to vendors and prepaid premiums to insurance companies.

7.    PROPERTY, MANUFACTURING FACILITY AND EQUIPMENT

Property, plant and equipment are recorded at historical cost, net of accumulated depreciation. Components of property, plant and equipment, net are summarized as follows:

	December 31, 2011			June 30, 2012
	Cost	Accumulated Depreciation	Net book value	Cost	Accumulated Depreciation	Net book value
Land and building	€2,643	1,480	1,163	2,660	1,520	1,140
Plant and machinery	15,464	10,392	5,072	15,543	10,871	4,672
Industrial equipment	1,740	1,134	606	1,766	1,192	574
Other	829	513	316	877	543	334
Leasehold improvements	1,126	379	747	1,313	464	849
Internally Developed Software	708	249	459	749	274	475
Construction in progress	145	-	145	44	-	44
	€22,655	14,147	8,508	22,952	14,864	8,088

As of December 31, 2011 and June 30, 2012, property, manufacturing facility and equipment included €460 attributed to lab instruments acquired under capital lease agreements. The related accumulated depreciation at December 31, 2011 and June 30, 2012 was €230 and €253, respectively.

8.     FAIR VALUE MEASUREMENT

The table below presents information on assets measured at fair value on a recurring basis as of June 30, 2012, and includes the valuation techniques the Company utilizes to determine such fair value.

Fair values determined based on Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets consist of cash and cash equivalents. Fair values determined on the basis of Level 2 inputs utilize observable quoted prices for similar assets and liabilities in active markets and observable quoted prices for identical or similar assets in markets that are not very active. Fair values determined on the basis of Level 3 inputs utilize unobservable inputs and include valuations of assets or liabilities for which there is little, if any, market activity. Level 3 assets or liabilities include those for which fair value measurements are determined using pricing models, discounted cash flow methodologies or similar valuation techniques, as well as significant management judgment or estimation.

		Fair Value Measurements at June 30, 2012 using
	Total Carrying Value at June 30, 2012	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	€10,322	€10,322	€-	€-

9.    CREDIT FACILITIES AND LONG-TERM DEBT

Long term debt, net of current maturities consists of:

		December 31, 2011	June 30, 2012
a)	Mortgage loan bearing interest at the Euribor 6 month rate plus 1.0% due June 2015 (2.62% and 1.93% at December 31, 2011 and June 30, 2012, respectively)	1,560	1,440
b)	Equipment loan bearing interest at the Euribor 3 months rate plus 1.20% due June 2012 (2.56% and 1.85% at December 31, 2011 and June 30, 2012 respectively)	188	125
c)	Financing loan bearing interest at the Euribor 1 month rate plus 1.00% due December 2012 (2.02% and 1.37% at December 31, 2011 and June 30, 2012, respectively)	137	115
d)	Research loan from the Italian Ministry for University and Research, interest at 1% per annum, due January 2012	37	-
e)	Financing loan bearing interest at the Euribor 3 months rate plus 1.00% due December 2012 (2.36% and 1.65% at December 31, 2011 and June 30, 2012, respectively)	64	57
f)	Equipment loan bearing interest at the Euribor 3 months rate plus 0.80% due December 2012 (2.16% and 1.45% at December 31, 2011 and June 30, 2012, respectively)	63	52
		2,049	1,789
	Less current maturities	(504)	(480)
	Total	€1,545	€1,309

The equipment loan of €125 requires the Company to maintain €5,000 of net shareholders’ equity determined in accordance with Italian generally accepted accounting principles. The Company was in compliance with this covenant at December 31, 2011 and June 30, 2012. There are no other covenants associated with the Company’s loans.

The maturities of long-term debt are as follows:

June 30,
2014	349
2015	240
2016	240
2017	240
Thereafter	240
Total	€1,309

10.     SHAREHOLDERS’ EQUITY

The Company had 14,969,150 and 15,018,483 ordinary shares (no par value) issued and outstanding as of December 31, 2011 and June 30, 2012, respectively. On June 30, 2012, the total number of authorized shares was 19,656,317. Authorized capital is as follows:

	December 31, 2011	June 30, 2012
Issued and outstanding	14,969,150	15,018,483
Reserved for share option plans	4,687,167	4,637,834
	19,656,317	19,656,317

On April 28, 2006, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to the provisions of Articles 2443 and 2420, part 3 of the Italian Civil Codes, including the power to increase the capital of the company in cash up to €90 million of par value in one or more transactions, and to issue convertible bonds (even subordinated) and increase the capital of the Company, in one or more transactions, up to €10 million of par value, through the issuance of ordinary shares reserved for the conversion of such convertible bonds, and in both cases also with the faculty to issue warrants by means of the same resolution of the board of directors providing for the relevant capital increase and in each case, exclude or limit the option right of the shareholders if the Board of Directors determines that exclusion or limitation to be in the interest of the Company. Such delegation of powers expired after five years. On May 9, 2011, our shareholders renewed this resolution for an additional five years starting from the date of the resolution of the 2011 Extraordinary Shareholders’ meeting approving the amendment. As of June 30, 2012, our board of directors has authorized the issuance of 4,549,435 ordinary shares in connection with this resolution by our shareholders.

On June 30, 2009, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2443 of the Italian Civil Code, including the power to increase the capital of our company in cash, up to an amount equal to €100 million, on a separable basis, in one or more transactions, for the purpose of a rights offering with the faculty to reserve all or part of such amount for the exercise of warrants issued by means of the same resolution of our board of directors providing for the relevant capital increase and with the faculty to reserve 1/4 of any such capital increase to employees under the Company’s equity incentive plans in effect from time to time, and the power to cancel the par value of the ordinary shares of the Company, which was completed on June 30, 2009. As of June 30, 2012, our board of directors has not authorized the issuance of any shares pursuant to this resolution by our shareholders.

On May 9, 2011, our shareholders approved an amendment to our bylaws, which granted certain powers to our board of directors, pursuant to article 2441, fifth paragraph of the Italian Civil Code, to increase the capital of the Company in cash by a maximum amount of €2,200,000, on a separable basis, with the exclusion of the pre-emptive right of the shareholders, for the issuance of options to purchase a maximum of 2,200,000 shares, without a par value, in favor of the Company’s employees, directors and consultants. We have used this approval to increase the number of ordinary shares of the Company authorized under our 2007 Stock Option Plan to 3,200,000.

11.      EQUITY INCENTIVE PLANS

The Company currently has two option plans in place: an Amended and Restated 2004 Equity Incentive Plan, which includes an Amended and Restated 2004 Italy Stock Award Sub-Plan, and a 2007 Stock Option Plan (collectively, the “Plans”).

Amended and Restated 2004 Equity Incentive Plan

Certain of the Company’s employees and directors participate in the Amended and Restated 2004 Equity Incentive Plan and Italy Stock Award Plan. These plans were initially adopted on September 30, 2004 and amended on April 27, 2007. The plans provide for the issuance of incentives awards of up to 1,500,000 ordinary shares to employees, consultants, directors, and non-employee directors. Awards may be in the form of either incentive or non-qualified options. Our compensation committee determines the price of share options granted under the incentive plan, with the provision that the exercise price for an incentive share option cannot be less than 100% of the fair market value of our ordinary shares on the date of grant. The term of share options granted under the incentive plan generally may not exceed ten years, although the shareholders’ authorization for a capital increase relating to the ordinary shares issuable upon exercise of such options expires on September 30, 2019. As of June 30, 2012, there were 1,134,734 shares underlying outstanding options and 352,100 shares available for future grants under this plan.

Options granted under the incentive plan vest at the rate determined by our compensation committee. Typically, options granted under the incentive plan to officers and employees vest over three years, with one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

2004 Italy Stock Award Sub-Plan

Our Amended and Restated 2004 Italy Stock Award Sub-Plan is a part of our Amended and Restated 2004 Equity Incentive Plan and provides for the grant of share options and the issuance of share grants to certain of our employees who reside in the Republic of Italy and who are liable for income tax in the Republic of Italy. Generally, the exercise price for a share option under the Italy sub-plan cannot be lower than the average of the closing price of our ordinary shares as listed on the Nasdaq Global Market System over the 30 days preceding the date of grant.

Amended 2007 Stock Option Plan

On April 27, 2007, the Company’s shareholders approved the 2007 Stock Option Plan providing for options that may be granted to the Company’s directors, employees and consultants to purchase up to 1,000,000 ordinary shares. On May 9, 2011, the Company’s shareholders approved an additional 2,200,000 ordinary shares under the 2007 Stock Option Plan, for a total of 3,200,000 authorized ordinary shares under such plan. As of June 30, 2012, there were 1,175,508 shares underlying outstanding options and 1,975,492 shares available for future grants under this plan. Shares subject to options that have expired or otherwise terminated without being exercised in full become available again for issuance under the plan.

The 2007 Stock Option Plan is administered by our board of directors or a committee appointed by our board of directors. The board or the committee determines recipients and types of options to be granted, including the number of shares subject to an option, the vesting schedule of options, the exercisability of options and, subject to applicable restrictions, other terms of the options. The board of directors has delegated responsibility for administration of the 2007 Stock Option Plan to the compensation committee.

The term of share options granted under the 2007 Stock Option Plan generally may not exceed the earlier of ten years or March 26, 2022. Our compensation committee determines the price of share options granted under the 2007 Stock Option Plan, subject to certain limitations.

Options granted under the 2007 Stock Option Plan vest at the rate determined by our compensation committee. Typically, options granted to employees under the 2007 Stock Option Plan vest over three years, with one-third of the shares covered by the option vesting on the first anniversary of the grant date and the remainder vesting monthly over the next two years.

The board of directors may amend the 2007 Stock Option Plan at any time. Amendments will be submitted for shareholder approval to the extent required by applicable laws, rules and regulations. The 2007 Stock Option Plan will terminate on March 26, 2022 unless earlier terminated by the board of directors or a committee appointed by the board of directors.

The following table lists the balances available under the Plans at June 30, 2012.

	Amended and Restated 2004 Equity Incentive Plan	Amended 2007 Stock Option Plan
Number of shares authorized	1,560,000	3,200,000
Number of option granted since inception	2,568,400	1,547,578
Number of options exercised	73,166	49,000
Number of options cancelled/expired	1,360,000	323,070
Number of shares available for grant and available for future grant	352,100	1,975,492

Stock-based compensation expenses are measured at the grant date on the basis of the fair value of the award ultimately expected to vest and are recognized as expenses over the service period, which is generally the vesting period.  The Company recorded non-cash compensation expenses of €933 and €958 for the six-month periods ended June 30, 2011 and 2012, respectively:

	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Cost of goods sold	11	11	20	22
Research and development	65	31	116	57
General and administrative	361	406	773	700
Sales and Marketing	18	97	24	179
Total employee stock-based compensation expense	455	545	933	958

The weighted average grant-date fair market values of options granted to officers, employees, directors and consultants for the three months ended June 30, 2012 and 2011 were $5.56 and $5.09, respectively. The weighted average grant-date fair market values of options granted to officers, employees, directors and consultants for the six months ended June 30, 2012 and 2011 were $5.64 and $5.69, respectively. The valuation of options granted was based on the following weighted average assumptions:

	Three months ended June 30, 2011	Three months ended June 30, 2012	Six months ended June 30, 2011	Six months ended June 30, 2012
Risk free interest rate	3.96%	1.97%	3.85%	2.10%
Expected dividend yield	-	-	-	-
Expected stock price volatility	97.77	95.09	94.08	93.55
Expected term	4.39 years	5.38 years	5.04 years	5.71 years

For all stock options granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirements of the option holder in computing the value of the option and the exchange rate between the euro and the dollar. For these reasons, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than that value calculated using the Black-Scholes model.

The binomial model accounts for volatility in the price of the Company’s stock, the risk-free interest rate, the estimated life of the option, the closing market price of the Company’s stock and the exercise price of the stock. Some of these inputs are highly subjective assumptions which can vary over time. In order to determine the expected volatility, the Company analyzed available information, including past experience of a group of stocks in the industry having similar traits. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The Company assumed that no dividends would be paid during the expected term of the options.

All of the Company’s stock options vest ratably through continued employment over the vesting period. Once vested, options become exercisable immediately. Shared-based compensation expenses recognized in the statement of operations are based on awards ultimately expected to vest, reduced for estimated forfeitures. Based on historical data, the pre-vesting forfeiture percentage was estimated to be approximately zero. If pre-vesting forfeitures occur in the future, the Company will record the effect of such forfeitures as the forfeitures occur.

The Company expects to incur significant non-cash compensation expenses for option grants in the future.  As of June 30, 2012, compensation costs not yet recognized totalled €2.59 million, which are expected to be expensed over a maximum vesting period of 36 months. The Company applies EITF 96-18 in accounting for options granted to consultants. As of June 30, 2011 and 2012, options outstanding to consultants amounted to 5,000.

12.    EARNINGS PER SHARE

The computation of basic earnings per share (EPS) is based upon the weighted-average of our ordinary shares outstanding. The computation of diluted EPS is based upon the weighted-average number of our ordinary shares and the dilutive potential ordinary shares outstanding. Dilutive potential ordinary shares outstanding refers to the impact of ordinary equivalent shares resulting from the assumed exercise of stock option and warrants (collectively “dilutive securities”) under the treasury stock method.

The computation for basic and diluted EPS was as follows (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Income/(Loss) (Numerator):
Net income/(loss) for basic and diluted EPS	€973	819	€2,674	(89)

Shares (Denominator):
Weighted-average shares for basic EPS	14,966,317	15,018,345	14,961,428	15,004,081
Effect of dilutive securities	760,760	658,608	701,173	-
Weighted-average shares for diluted EPS	15,727,077	15,676,953	15,662,601	15,004,081

Basic EPS	0.07	0.05	0.18	(0.01)
Diluted EPS	0.06	0.05	0.17	-

For the three and six months ended June 30, 2012, there were employee stock options, calculated on a weighted average basis, to purchase 334,000 and 1,014,000 shares, respectively, of our common stock with exercise prices greater than the average market prices of our common stock for these periods, which are not included in the computation of diluted EPS as their impact would have been anti-dilutive.

For the three and six months ended June 30, 2012 and June 30, 2011, warrants were not included in the computation of diluted EPS as the outstanding warrants expired on April 28, 2011.

13.     COMMITMENTS AND CONTINGENCIES

In April 2007, the Company entered into a five year term capital lease arrangement to finance €218 in lab equipment purchases. The borrowing was payable in equal monthly installments of €4 over a period of 60 months. The arrangement was classified as a capital lease and expired in March 2012.

In April 2007, the Company entered into a five year term capital lease arrangement to finance €110 in laboratory equipment purchases. The borrowing was payable in equal monthly installments of €2 over a period of 60 months. The arrangement was classified as a capital lease and expired in March 2012.

Future non-cancellable minimum lease payments that are non-cancellable under operating leases as of June 30, 2012 are:

Operating Leases
June 30, 2013	352
June 30, 2014	292
June 30, 2015	185
June 30, 2016	185
June 30, 2017	185
Thereafter	92
Total minimum lease payments	€1,291

PART 2 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with the consolidated financial statements, related notes and other financial information included elsewhere in this annual report. This discussion may contain predictions, estimates and other forward-looking statements that involve risks and uncertainties, including those discussed under “Risk Factors” and elsewhere in this annual report. These risks could cause our actual results to differ materially from any future performance suggested below.

Operating results

Overview

We are a biopharmaceutical company focused on the development and manufacture of our primary product candidate, defibrotide, an investigational drug based on a mixture of single-stranded and double-stranded DNA extracted from pig intestines. Our development of defibrotide has been focused on the treatment and prevention of hepatic veno occlusive disease, or VOD, a condition that occurs when veins in the liver are blocked as a result of certain cancer treatments, such as chemotherapy or radiation, that are administered prior to stem cell transplantation. Severe VOD is the most extreme form of VOD and is linked to multiple-organ failure and high rates of morbidity and mortality.

Defibrotide has been given “orphan” status by the U.S. Food and Drug Administration, or FDA, and the European Medicines Agency, or EMA, and the Korean Food and Drug Administration, or KFDA, which means that we will have limited market exclusivity upon regulatory approval. Defibrotide has also been granted “fast-track product” designation by the FDA for the treatment of severe VOD prior to stem cell transplantation. Currently, to the best of our knowledge, there are no FDA or EMA approved treatments for this life-threatening disease. While we have not yet obtained regulatory approval to market defibrotide, we are authorized to distribute defibrotide on a pre-approval basis under a treatment IND, protocol, which we call our cost recovery program, in the U.S., and through a named-patient program, or NPP, throughout the rest of the world.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD.

On May 10, 2011, we announced the filing of our marketing authorization application, or MAA, for defibrotide for the treatment and prevention of hepatic VOD in adults and children, with the EMA under a centralized procedure. As part of the application review process, we have recently been asked to provide Oral Explanations to the EMA’s Committee for Medicinal Products for Human Use, or CHMP. We expect the CHMP to issue a final opinion with respect to our MAA for defibrotide in the fourth quarter of 2012.

On July 6, 2011, we announced the filing of our new drug application, or NDA, with the FDA for defibrotide for the treatment of hepatic VOD in adults and children undergoing hematopoietic stem-cell transplantation. On August 17, 2011, we announced our voluntary withdrawal of our NDA following correspondence from the FDA identifying several potential “Refuse to File” issues regarding, among other things, the completeness and accuracy of our datasets. We have begun implementing a remediation plan, which includes an analysis of the issues raised by the FDA, and the engagement of contract research organizations, or CROs, and several outside consultants to assist us in addressing the issues raised by the FDA. Currently, we are working with these CROs and consultants to conduct additional quality reviews of the original datasets and databases.

We continue to work on our U.S. regulatory strategy with our commercial partner, Sigma-Tau Finanziaria S.p.A. and its affiliate, Sigma-Tau Pharmaceuticals, Inc., to which we have licensed our commercial rights to market defibrotide for both the treatment and prevention of VOD in the Americas. In connection with this agreement, we entered into a cost sharing agreement with Sigma-Tau, under which it has agreed to share in certain costs associated with the development of defibrotide.

We have entered into a supply and distribution agreement with IDIS Limited, whereby IDIS agreed to be the exclusive supplier of defibrotide on a named-patient supply basis in certain European countries and in certain territories in other parts of the world. We have entered into license and/or supply and distribution agreements with specialized regional partners for the distribution of defibrotide on a named-patient supply basis in the following territories: Turkey, Israel, the Palestinian Authority, Australia, New Zealand, Sweden, Denmark, Norway, Iceland, Finland, Latvia, Lithuania and Estonia; and some of these partners have also agreed to assist us with local registration, marketing authorization, reimbursement, marketing, sales and distribution and medical affairs activities following regulatory approval, if any.

In accordance with our overall strategy, we have appointed our commercial leadership team, which is currently responsible for, among other things, market research and pharmacoeconomics analysis, and will be responsible for marketing defibrotide in the major European countries upon regulatory approval, if any. In August 2011, we formed a wholly-owned subsidiary, Gentium GmbH, organized under the laws of Switzerland, as the headquarters for our commercial operations.

We have a manufacturing plant in Italy where we produce active pharmaceutical ingredients, or APIs, such as the defibrotide compound, urokinase and sulglicotide. These APIs are subsequently used to make the finished forms of various drugs. With respect to defibrotide, we have contracted with Patheon S.p.A. to process the defibrotide compound into its finished form, defibrotide, at Patheon’s manufacturing facility. We believe that we are the sole worldwide producer of defibrotide. Our operating assets are located in Italy.

In 2012, we have been cash flow positive, primarily due to revenue generated from the cost recovery and named-patient programs. We expect that existing cash and cash equivalents together with the anticipated cash flow from product sales will be sufficient to support our current operations for at least the next twelve months. However, if we are unable to obtain regulatory approval to commercialize defibrotide, unable to continue to generate sufficient revenue and cash flow through our cost recovery and named-patient programs as expected, or if we are required to fund additional clinical trials, or prepare for a market launch, or if our cash requirements exceed our current expectations, we may incur net losses and may have to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available to us on favorable terms, if at all.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and benefits of our direct employees, employee stock-based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with CROs. The billings that we receive from CROs for services rendered may not be received for several months following the services. Development timelines and costs are difficult to estimate and may vary significantly for each product candidate and from quarter to quarter. We accrue the estimated costs of the CROs related services based on our estimate of management fees, site management and monitoring costs and data management costs. Differences between estimated and actual trial costs have not been material to date, and any changes have been made when they become known. Under this policy, research and development expense can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the CROs.

We have completed two clinical trials, a Phase III trial of defibrotide for the treatment of severe VOD in the U.S., Canada and Israel and a Phase II/III pediatric trial in Europe for the prevention of VOD. On May 10, 2011 and July 6, 2011, we announced the filing of our marketing authorization application, or MAA, for defibrotide with the EMA and new drug application, or NDA, for defibrotide with the FDA, respectively.

The successful development of defibrotide is uncertain. On August 17, 2011, we announced that we voluntarily withdrew our NDA for defibrotide for the treatment of VOD following correspondence from the FDA identifying several potential “Refuse to File” issues regarding data in our NDA. In addition, we are not certain of the outcome of our MAA for defibrotide.

Therefore, we cannot estimate with certainty or know the exact nature, timing and estimated costs of the efforts necessary to complete the development of defibrotide to treat or prevent VOD or the other uses for which we are developing defibrotide or the date of completion of these development efforts. We cannot reasonably estimate when we may have material net cash inflows from commercial sales of defibrotide to treat or prevent VOD. We cannot estimate with certainty any of the foregoing due to the numerous risks and uncertainties associated with development, including:

• potentially insufficient data necessary to obtain marketing approval from FDA or EMA;

• the need to conduct additional clinical trials;

• the uncertainty of clinical trial results; and

• extensive governmental regulation, both foreign and domestic, for approval of new therapies.

If we fail to complete the development of defibrotide to treat or prevent VOD, it will have a material adverse effect on our future operating results and financial condition.  In addition, any failure to obtain, or any delay in obtaining, regulatory approvals will also have a material adverse effect on our results of operations and financial condition.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. We base our estimates and judgments on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates.

We believe that the following policies are critical to the understanding of our financial condition and results of operations because they require us to make estimates, assumptions and judgments about matters that are inherently uncertain.

Revenue Recognition

Our primary source of revenue is from the sale of products, through our named-patient and cost recovery programs and from collaborative arrangements. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered, our price to the customer is fixed or determinable and collectability is reasonably assured. Revenues from product sales are recognized upon delivery, when title and risk of loss have passed to the customer. Provisions for returns and other adjustments related to sales are provided in the same period in which the related sales are recorded on the basis of historical rates of return. Historically, our returns have been insignificant. Revenues are recorded net of applicable allowances for contractual adjustments entered into with customers.

Collaborative arrangements generally contemplate that our technology or intellectual property will be utilized to commercialize or produce certain pharmaceutical products and that we will receive certain revenues pursuant to these agreements. Collaborative arrangements with multiple deliverables are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received from these arrangements is allocated among the separate units based on their respective fair value, and the applicable revenue recognition criteria are applied to each separate unit. Revenue associated with substantive at-risk milestones is recognized as the milestones defined in the respective agreements are achieved. We defer and recognize as revenue non-refundable payments received in advance that are related to future performance over the life of the related research project. We recognize reimbursements to fund research and development efforts as the qualified expenditures are made. Finally, royalty revenues are recognized when earned after the applicable sales are made.

Inventories

Inventories consist of raw materials, semi-finished and finished active pharmaceutical ingredients and defibrotide distributed through the named-patient and treatment IND programs. We state inventories at the lower of cost or market, determining cost on an average cost basis. We periodically review inventories and reduce items to their estimated net realizable values as they become outdated or obsolete. We estimate reserves for excess and obsolete inventories based on inventory levels on hand, future purchase commitments, and current and forecast product demand. Our reserve level and, as a result, our overall profitability, is subject to our ability to reasonably forecast future sales levels versus quantities on hand and existing purchase commitments. Forecasting demand and resource planning is based, in part, on assumptions that we must make regarding expected market changes, overall demand, pricing incentives and raw material availability, among other variables. Significant changes in these estimates could indicate that inventory levels are excessive, which would require us to reduce inventories to their estimated net realizable values.

In the highly regulated industry in which we operate, raw materials, work in progress and finished goods inventories have expiration dates that must be factored into our judgments as to the recoverability of inventory cost. Additionally, if our estimate of a product’s demand and pricing is such that we may not fully recover the cost of inventory, we must consider that in our judgment as well. We also review our inventory and the manufacturing process for quality assurance and quality control issues to determine if a write-down is necessary. In the context of reflecting inventory at the lower of cost or market, we record an inventory reserve as soon as a need for such a reduction in net realizable value is determined.

Prior to commencing the sale of defibrotide through the named-patient and cost recovery programs, we had expensed all costs associated with the production of defibrotide as research and development expenses. Subsequent to signing the agreements associated with the named-patient and cost recovery programs, we began to capitalize the costs of manufacturing defibrotide as inventory, including costs to convert existing raw materials to active pharmaceutical ingredients and costs to package and label previously manufactured inventory, which costs had already been expensed as a research and development expense. Until we sell the inventory for which a portion of the costs was previously expensed, the carrying value of our inventory and our cost of sales will reflect only incremental costs incurred subsequent to the signing of these agreements.

We expense costs relating to the production of clinical products as research and development expenses in the period incurred, which are not expected to be sold through the named-patient and cost recovery programs. We will continue to do so until we receive an approval letter from the FDA or EMA for a new product or product configuration. Upon receipt of an approval letter from the FDA or EMA for a new product or product configuration, we will begin to capitalize the subsequent inventory costs relating to that product configuration.

Impairment of Long-lived Assets

Our long-lived assets consist primarily of property and equipment. We evaluate our ability to recover the carrying value of long-lived assets used in our business in consideration of changes in the business environment or other facts and circumstances suggesting that value of such assets may be impaired.

If, based on the preceding discussion, our management has concluded that impairment indicators exist, we will conduct an assessment of the undiscounted cash flows expected to be derived from the asset or group of assets, comparing the lowest level of total expected undiscounted cash flow to the carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the undiscounted cash flows, impairment is considered to exist. An impairment charge is assessed by comparing an assets’ fair value to its carrying value. Fair value can be calculated using a number of different approaches, including discounted cash flow, comparables, market valuations or quoted market prices. The process and steps required to assess the possible impairments of assets, including the identification of possible impairment indicators, an assessment of undiscounted cash flows, the selection of an appropriate discount rate, the calculation of the weighted average cost of capital and the discounts or premiums inherent in market prices, requires a substantial amount of management discretion and judgment. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected.

Research and Development Expenses

Several of our activities and related costs are designated as research and development expenses, which primarily include salary and benefits payments to our direct employees, employee stock-based compensation expenses, facility costs, overhead costs, clinical trial costs and related trial product manufacturing costs, contracted services and subcontractor costs. Clinical trial costs include costs associated with contract research organizations. The billings we receive from contract research organizations for services rendered may not be received for several months following the service. We accrue the estimated costs of the contract research organizations’ related services based on our estimate of management fees, site management and monitoring costs and data management costs. Our research and development department is in constant communication with our contract research organizations to assess their progress on the underlying study and the reasonableness of their cost estimates. Differences between estimated trial costs and actual costs have not been material to date, and any changes have been made when they become known. Under this policy, research and development expenses can vary due to accrual adjustments related to the underlying clinical trials and the expenses incurred by the contract research organizations.

Stock-Based Compensation

Employee stock-based compensation is estimated on the date of grant, based on the fair value of the employee stock award. Employee stock-based compensation is recognized ratably over the requisite service period, which is generally the vesting period, in a manner similar to other forms of compensation paid to employees. Historically, the fair values of all option grants were estimated on the grant date using the Black-Scholes option-pricing model. For all stock options granted after December 31, 2009, the fair value of the award is estimated on the date of grant using a binomial valuation model. The binomial model considers characteristics of fair value option pricing that are not available under the Black-Scholes model. Similar to the Black-Scholes model, the binomial model takes into account variables such as volatility, dividend yield rate, and risk free interest rate. However, unlike the Black-Scholes model, the binomial model also considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, the probability of termination or retirement of the option holder in computing the value of the option, and the exchange rate between the euro and the dollar. For these reasons, we believe that the binomial model provides a fair value that is more representative of actual experience and future expected experience than the value calculated using the Black-Scholes model.

The option-pricing model requires the use of certain subjective assumptions or estimates regarding the expected volatility of the market price of our stock, the expected term of the award and the expected forfeiture rate. In estimating the expected term of an award, we consider the vesting period of the award, our historical experience with employee stock option exercise and the expected volatility, and use relevant peer group data as a comparative measure.

We review our assumptions periodically and, as a result, we may change our assumptions used to value share-based awards granted in future periods. Such changes may lead to a significant change in the expenses we recognize in connection with share-based payments.

In using the option pricing model that we have selected, changes in the underlying assumptions have the following effect on the resulting fair value output:

An increase to the:	Results in a fair value estimate that is:
Price of the underlying share	Higher
Exercise price of option	Lower
Expected volatility of stock	Higher
Risk-free interest rate	Higher
Expected term of option	Higher

In our current valuation, we consider the volatility factor to be an important factor in determining the fair value of the options granted. For options granted in 2012, we have used 93.55% factor based on what we believe is a representative sample of similar biopharmaceutical companies. However, this sample is not perfect as it omits, for example, Italian companies, due to the fact that there are a limited number of companies such as ourselves that are publicly traded in the U.S. market. Significant changes to these estimates could have a material impact on the results of our operations.

Recent Accounting Pronouncements

See Note 2 of our consolidated financial statements, “Summary of Significant Accounting Policies to our Consolidated Financial Statements,” for a discussion of new accounting standards.

Results of Operations

The following table sets forth our results of operations:

(Unaudited, amounts in thousands except shares and per share data)

	Three months ended June 30,		Six months ended June 30,
	2011	2012	2011	2012
Revenues:
API product sales	€1,333	€1,607	€2,564	€2,327
NPP product sales	4,373	6,418	8,232	11,350
Total product sales	5,706	8,025	10,796	13,677
Other revenues	14	44	18	48
Other revenues from related party	1,001	443	1,956	443
Total revenues	6,721	8,512	12,770	14,168

Operating costs and expenses:
Cost of goods sold	1,859	1,459	2,752	2,284
Research and development	1,434	2,838	2,659	5,012
General and administrative	1,421	1,623	2,972	3,428
Sales and Marketing	532	1,489	778	2,696
Charges from related parties	76	54	126	106
Depreciation and amortization	201	252	400	498
	5,523	7,715	9,687	14,024
Operating income	1,198	797	3,083	144

Foreign currency exchange gain/(loss), net	(9)	62	(63)	5
Interest income/(expense), net	(39)	34	(58)	74
Income before income tax expense	1,150	893	2,962	223

Income tax expense	(177)	(74)	(288)	(312)
Net Income/(Loss)	€973	€819	€2,674	€(89)

Shares used in calculation of earnings per share:
Basic	14,966,317	15,018,345	14,961,428	15,004,081
Diluted	15,727,077	15,676,953	15,662,601	15,004,081

Earnings per share:
Basic	0.07	0.05	0.18	(0.01)
Diluted	0.06	0.05	0.17	(0.01)

Three Months Ended June 30, 2012 Compared to Three Months Ended June 30, 2011

Product sales, net

Total product sales for the three-month period ended June 30, 2012 were €8.03 million compared to €5.71 million for the same period in 2011, an increase of €2.32 million or 41%. The increase was primarily due to a higher volume of defibrotide distributed through the named-patient and cost recovery programs, which can be partially attributed to the partnerships entered into for the distribution of defibrotide on a named-patient basis, an increased awareness of defibrotide and a decrease in service fees associated with our named-patient program. For the three-month periods ended June 30, 2012 and 2011, named-patient and cost recovery program sales amounted to €6.42 million and €4.37 million, respectively, which are net of €0.30 million and €0.71 million in service fees, respectively.

API sales were €1.61 million for the three-month period ended June 30, 2102 compared to €1.33 million for the same period in 2011, an increase of €0.28 million or 21%. The variance is primarily attributable to an increase of €0.50 million in the urokinase and heparin businesses, largely attributable to volume, offset by a decrease of €0.23 million in the sulglicotide API business.

Other revenues

Other revenues were €0.49 million for the three-month period ended June 30, 2012 compared to €1.02 million for the same period in 2011. Other revenues for the prior year period included a ratable recognition of the up-front payment made by Sigma-Tau in connection with the amendment of the existing license and supply agreement with the Company to include the prevention indication of defibrotide in the Americas, which amounted to €0.85 million ($1.17 million) as of June 30, 2011. The decrease was partially offset by an increase in activities that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €0.44 million and €0.15 million for the three-month periods ended June 30, 2012 and 2011, respectively.

Cost of goods sold

Our cost of goods sold was €1.46 million for the three-month period ended June 30, 2012 compared to €1.86 million for the same period in 2011. Cost of goods sold as a percentage of product sales was 18% for the three-month period ended June 30, 2012 compared to 33% for the same period in 2011, mainly due to a different composition of product mix with proportionately increased sales of defibrotide which has a higher margin compared to sales of our other APIs. Contributing to the variance was a release of API inventory allowance of €0.63 million due to the sale of an API that was written-off in the fourth quarter of 2011.

Research and development expenses

The Company incurred research and development expenses of €2.84 million for the three-month period ended June 30, 2012 compared to €1.43 million for the same period in 2011, an increase of €1.41 million or 99%. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 was primarily due to the engagement of contract research organizations and outside scientific and regulatory consultants to assist the Company in addressing issues raised by the U.S. FDA and supporting the Company through the EMA’s regulatory review process.

General and administrative expenses

General and administrative expenses were €1.62 million for the three-month period ended June 30, 2012 compared to €1.42 million for the same period in 2011, an increase of €0.20 million or 14%. The variance is primarily attributable to personnel and recruiting costs, along with stock-based compensation expenses.

Sales and marketing

Sales and marketing expenses were €1.49 million for the three-month period ended June 30, 2012 compared to €0.53 million for the three-month period ended June 30, 2011, an increase of €0.96 or 181%. Sales and marketing expenses relate to costs incurred in connection with the growth of the Company’s European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the three-month period ended June 30, 2012 account for expenses related to new commercial team appointments that the Company did not have in the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, travel and conference expenses and stock-based compensation costs.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain/(loss) is primarily due to re-measurement of U.S. dollar cash balances, accounts receivable and accounts payable. The net increase is mainly attributable to a foreign exchange gain on our cash balances and accounts receivable due to the appreciation of the USD versus the Euro.

Interest income/(expense), net

Interest income/(expenses), net, amounted to €0.03 million for the three-month period ended June 30, 2012 compared to (€0.04) million for the three-month period ended June 30, 2011. The variance is a result of an increase in interest income due to a higher amount of invested funds and a decrease in interest expenses, due to a decrease in the interest rate, on our outstanding long term debts, which have a floating rate based on Euribor plus an applicable spread.

Net income

Our net income was €0.82 million for the three-month period ended June 30, 2012 compared to a net income of €0.97 million for the comparable period in 2011. The difference was primarily due to an increase in the volume of defibrotide sold through the named-patient and cost recovery programs and a slight increase in our API sales offset by a decrease in other income and revenues, which was mainly attributable to the termination of the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of its existing license and supply agreement with us. Also contributing to the variance was a decrease in cost of goods sold as a percentage of sales, offset by an increase in research and development expenses and sales and marketing costs associated with building out a commercial team, which the Company did not have in the three-month period ended June 30, 2011.

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011

Product sales, net

Product sales for the six-month period ended June 30, 2012 were €13.68 million compared to €10.80 million for the same period in 2011, an increase of €2.88 million or 27%. The increase was primarily due to higher volume of defibrotide sold through the named-patient and cost recovery programs which were partially offset by lower sales of APIs.

For the six-month period ended June 30, 2012, named-patient and cost recovery program sales amounted to €11.35 million, or 83% of total product sales, compared to €8.23 million, or 76% of total product sales for the six-month period ended June 30, 2011, representing an increase of €3.12 million or 38%. The increase was primarily due to a higher volume of defibrotide distributed through the named-patient and cost recovery programs, which can be partially attributed to the partnerships entered into for the distribution of defibrotide on a named-patient basis, and an increased awareness of defibrotide. Named-patient and cost recovery program sales are net of €1.35 million and €1.30 million, respectively, in distribution fees.

Product sales also include sales of the Company’s APIs, which were €2.33 million for the six-month period ended June 30, 2102 compared to €2.56 million for the same period in 2011, representing a decrease of €0.23 million or 9%. The decrease was primarily due to lower volumes of sales in the sulglicotide business, which dropped from €1.81 million for the six-month period ended June 30, 2011 to €1.16 for the six-month period ended June 30, 2012, partially offset by a slight increase of €0.41 million in the urokinase and heparin businesses, largely attributable to volume.

Other revenues

Other revenues were €0.49 million for the six-month-period ended June 30, 2012 compared to €1.97 million for the same period in 2011. Other revenues for the prior-year period included a ratable recognition of the up-front payment made by Sigma-Tau in connection with an amendment of the existing license and supply agreement with the Company to include the prevention indication of defibrotide in the Americas, which amounted to €1.70 million ($2.33 million) as of June 30, 2011. The decrease was partially offset by an increase in activities, such as clinical trials, that were eligible for reimbursement from Sigma-Tau under a cost sharing arrangement with the Company, which amounted to €0.44 million and €0.25 million for the six-month periods ended June 30, 2012 and 2011, respectively.

Cost of goods sold

Cost of goods sold was €2.28 million for the six-month period ended June 30, 2012 compared to €2.75 million for the same period in 2011. Cost of goods sold as a percentage of product sales was 17% for the six-month period ended June 30, 2012 compared to 25% for the same period in 2011. The percentage decrease is primarily due to a different composition of product mix with proportionately increased sales of defibrotide, which represent 83% of the product sales compared to 76% for the prior year period. Defibrotide sales through the named-patient and cost recovery programs have a higher margin compared to the sales of the Company’s other APIs. Contributing to the variance was a release of API inventory allowance of €0.63 million due to the sale of an API that was written-off in the fourth quarter of 2011.

Research and development expenses

The Company incurred research and development expenses of €5.01 million for the six-month period ended June 30, 2012 compared to €2.66 million for the same period in 2011, an increase of €2.35 million or 88%. Research and development expenses were primarily for the development of defibrotide to treat and prevent VOD. The increase from the comparable period in 2011 was primarily due to the engagement of CROs and outside scientific, regulatory and quality consultants, travel and conference expenses, and scientific advisory board meetings necessary to assist the Company in addressing issues raised by the U.S. Food and Drug Administration (FDA) and supporting the Company through the EMA’s regulatory review process.

General and administrative expenses

General and administrative expenses were €3.43 million for the six-month period ended June 30, 2012 compared to €2.97 million for the same period in 2011, an increase of €0.46 million or 15%. The variance is primarily due to higher legal and tax consultant expenses, personnel and recruiting costs, and an increase in corporate governance expenses and stock-based compensation costs.

Sales and marketing expenses

Sales and marketing expenses were €2.70 million for the six-month period ended June 30, 2012 compared to €0.78 million for the same period in 2011. Sales and marketing expenses relate to costs incurred in connection with the growth of the Company’s European commercial team, which primarily occurred in the second half of 2011. Therefore, sales and marketing expenses for the six-month period ended June 30, 2012 account for expenses related to new commercial team appointments that the Company did not have in the prior-year period. Sales and marketing expenses refer mainly to payroll and payroll related costs, health economic and marketing analysis, travel and conference expenses, and stock-based compensation costs.

Foreign currency exchange gain/(loss)

Foreign currency exchange gain/(loss) is primarily due to re-measurement of U.S. dollar cash balances, accounts receivable and accounts payable. The net increase is mainly attributable to foreign exchange income on our cash balances held in USD as a consequence of the appreciation of the USD versus the Euro.

Interest income/(expense), net

Interest income/(expense), net, amounted to €0.07 million and (€0.06) million for the six-month periods ended June 30, 2012 and 2011, respectively. The variance is a result of an increase in interest income due to higher amount of invested funds in the six-month period ended June 30, 2012 coupled with a decrease in interest expenses which amounted to €0.03 million and €0.07 million for the six-month periods ended June 30, 2012 and 2011, respectively, due to a decrease in the interest rates on our outstanding long term debts, which have floating rates based on Euribor plus an applicable spread.

Net income/(loss)

Net income/(loss) was (€0.09) million for the six-month period ended June 30, 2012 compared to a net income of €2.67 million for the same period in 2011. The difference was mainly due to an increase in the volume of defibrotide sold through the named-patient and cost recovery programs, offset by a decrease in our API sales and other income and revenues mainly attributable to the termination of the ratable recognition of a portion of the up-front payment made by Sigma-Tau in connection with the amendment of our license and supply agreement. Also contributing to the variance was a decrease in cost of goods sold as a percentage of sales, offset by an increase in research and development expenses and sales and marketing costs associated with building out a commercial team, which the Company did not have in the six-month period ended June 30, 2011.

Liquidity and Capital Resources

We require cash to fund our operating activities and service our debt. As of June 30, 2012, we had accumulated losses of approximately €92.99 million, an aggregate of €1.79 million in debt outstanding and €10.46 million in cash and cash equivalents. While we had been cash flow positive since 2010, primarily due to an upfront payment from Sigma-Tau Pharmaceuticals Inc., in connection with the expansion of the license for defibrotide in the Americas, along with revenues and cash-flow generated from our cost recovery and named-patient programs, we became cash flow negative in the second quarter of 2012. If we are unable to obtain regulatory approval to commercialize defibrotide, unable to generate sufficient revenue and cash-flow through our cost recovery and named-patient programs, or if we are required to fund additional clinical trials or prepare for a market launch or increase expenditures above our current expectations, we may need to obtain additional capital through equity or debt financings, loans and collaborative agreements with corporate partners, which may not be available us on favorable terms, if at all.

	Six Months Ended June 30,
	2011	2012
Net Income/(Loss)	€2,674	€(89)
Net cash provided by operating activities	2,020	710
Net cash used in investing activities	(338)	(263)
Net cash used in financing activities	(468)	(96)
Effect of exchange rate on cash and cash equivalents	(120)	(19)
Cash and cash equivalents, beginning of period	8,742	9,990
Cash and cash equivalents, end of period	9,836	10,322

Operating Activities

Our primary sources of funding were our operating activities and working capital. We closed the six-month period ended June 30, 2012 with a net loss of €0.09 million. Of this net loss, certain costs were non-cash charges, such as depreciation and amortization costs of €0.72 million, stock-based compensation expenses of €0.96 million, a provision for income taxes of €0.31 million, and a non-cash income for the release of previously accrued inventory reserve of €0.63 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities of €0.56 million, including an increase in accounts receivable of €0.95 million, an increase in inventory of €0.10 million, a decrease in accounts payable, other accrued expenses and termination indemnities of €1.07 million and a release of previously accrued deferred revenues of €0.49 million. Compared to the prior-year period, during the six-month period ended June 30, 2012, we recorded an increase in research and development expenses necessary to assist the Company in addressing issues raised by the U.S. FDA and supporting the Company through the EMA regulatory review process, along with an increase in sales and marketing expenses in connection with the establishment of our European commercial team, which the Company did not have in the six-month period ended June 30, 2011. Therefore, the comparison to the prior-year period does not reflect the full cost of the Company’s commercial team.

Our primary sources of funding were our operating activities and working capital. We closed the six-month period ended June 30, 2011 with a net income of €2.67 million. Of this net income, certain costs were non-cash charges, such as depreciation and amortization costs of €0.62 million, stock-based compensation expenses of €0.93 million, and a provision for income taxes of €0.28 million. In addition to non-cash charges, we also had a net change in other operating assets and liabilities of €2.02 million, including an increase in accounts receivable of €0.74 million, an increase in inventory of €0.63 million, a decrease in accounts payable, and other accrued expenses of €0.27 million.

Investing Activities

For the six-month period ended June 30, 2012, we had capital expenditures of €0.26 million which were principally allocated to leasehold improvements for our corporate office located in Villa Guardia, Como, Italy.

For the six-month period ended June 30, 2011, we had capital expenditures of €0.60 million, which were principally allocated to furniture and leasehold improvements for our corporate office located in Villa Guardia, Como, Italy. Such investment activities were partially financed through the sale of marketable securities for €0.26 million and partially compensated by the landlord.

Financing Activities

For the six-month period ended June 30, 2012, we used approximately €0.28 million to reimburse a portion of our long term debt and capital lease obligations while proceeds from the exercise of stock options amounted to €0.18 million.

For the six-month period ended June 30, 2011, we used approximately €0.53 million to reimburse a portion of our long term debts and capital lease obligations while proceeds from the exercise of stock options amounted to €0.06 million.

We expect to devote substantial resources toward the continuation of our research and development efforts, regulatory expenses, expansion of our licensing and collaboration efforts and establishing our sales and marketing team. Our funding requirements will depend on numerous factors including:

•	the scope and results of our clinical trials, including any necessary future clinical trials;

•	whether we are able to commercialize and sell defibrotide for the uses for which it is being developed;

•	the advancement of other product candidates in development;

•	the timing of and the costs associated with obtaining regulatory approvals;

•	the cost of manufacturing activities;

•	the costs associated with building a future commercial infrastructure;

•	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the outcome of litigation of any such claims; and

•	our ability to establish and maintain additional collaborative arrangements.

We do not expect our revenues to increase significantly until after we successfully obtain FDA and EMA regulatory marketing approval for, and begin selling, defibrotide to treat severe VOD and prevent VOD. We believe that some of the key factors that will affect our internal and external sources of cash are:

•	our ability to obtain FDA and EMA regulatory marketing approval for and to commercially launch defibrotide to treat and prevent VOD;

•	the receptiveness of the capital markets to financings, generally, and of biotechnology companies, specifically; and

•	our ability to enter into additional collaborative arrangements with corporate and academic collaborators and the success of such relationships.

Italian law sets certain limitations and restrictions on our issuance of debt securities, as described in our risk factor stating, “We are restricted under Italian law as to the amount of debt securities that we may issue relative to our equity.” With some exceptions, in order to issue new equity or debt securities convertible into equity, we must increase our authorized capital through a process described in our risk factor stating, “The process of seeking to raise additional funds is cumbersome, subject to the verification of a notary public as to compliance with our bylaws and applicable law and may require prior approval of our shareholders at an extraordinary meeting.”

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Commitments

During the period ended June 30, 2012, there have been no new contractual obligations as contemplated by Item 303(a)(5) of Regulation S-K, and there have been no material changes to our major contractual obligations and commitments set forth in our latest annual report on Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. The carrying amounts of cash and cash equivalents, accounts receivable and other receivables, and the interest rate on our debt with floating rates represents our principal exposure to credit risk in relation to our financial assets.

As of June 30, 2012, substantially all of our cash and cash equivalents were held in accounts at financial institutions located in the Republic of Italy and in the United States, which we believe are of acceptable credit quality. The goals of our investment policy are liquidity and capital preservation. To achieve this objective, we invest our cash in liquid instruments that meet high credit quality standards and generally have a maturity of less than three months from the date of purchase. We are exposed to exchange rate risk with respect to certain of our cash balances, accounts receivable and accounts payable that are denominated in the U.S. dollar. At June 30, 2012, we held a cash balance of $2.22 million, accounts receivable of $0.71 million and accounts payable of $1.04 million that were denominated in U.S. dollars. As the net positions of our unhedged foreign currency transactions fluctuate, our earnings might be negatively affected. As of June 30, 2012, our foreign currency transactions are minimal and changes to the exchange rate between the US dollar and Euro would have an immaterial effect on our earnings. If the US dollar were 10% stronger against the Euro, our net assets balance would increase by approximately $0.21 million as of June 30, 2012.

As of June 30, 2012, we had floating debts in the principal amount of €1.79 million. Our exposure includes changes in interest rates, as borrowing under our debts bear interest at floating rates based on Euribor plus an applicable margin. The rate is currently variable based on Euribor interest rates, subject to certain minimums, that range from 1.37% to 2.35%. Each 100 basis point increase in interest rates will cause interest payments in 2012 to increase by approximately €0.02 million based on twelve months. Substantially all of our current revenue generating transactions and substantially all of our assets and liabilities are denominated in the Euro. In the future, we expect to transact business in U.S. dollars and other currencies. The value of the Euro against the United States Dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions. Any change in the value of the Euro relative to other currencies in which we transact business in the future could materially and adversely affect our cash flows, revenues and financial condition. To the extent that we hold assets denominated in United States Dollars, any appreciation of the Euro against the United States Dollar could result in a charge to our operating results and a reduction in the value of our United States Dollar denominated assets upon remeasurement.

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